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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

INLAND CAPITAL FUND, L.P.
(Name of Subject Company)

INLAND CAPITAL FUND, L.P.
(Names of Persons Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ms. Roberta S. Matlin
InLand Capital Fund, L.P.
2901 Butterfield Road
Oak Brook, Illinois 60523
(630) 218-8000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

Michael J. Choate, Esq.
Shefsky & Froelich Ltd.
444 North Michigan Avenue, Suite 2500
Chicago, Illinois 60611
(312) 836-4066

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

        Name and address.    The name of the subject company is InLand Capital Fund, L.P., a Delaware limited partnership (the "Partnership"). The address and telephone number of the Partnership's principal executive offices is 2901 Butterfield Road, Oak Brook, Illinois 60523, (630) 218-8000.

        Securities.    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits hereto, this "Schedule 14D-9") relates is limited partnership interests of the Partnership. As of December 31, 2004, there were 32,337 outstanding units of limited partnership interests of the Partnership ("Units").

Item 2.    Identity and Background of Filing Person.

        Name and address.    This Schedule 14D-9 is being filed by the Partnership, the general partner of which is Inland Real Estate Investment Corporation ("IREIC"). The business address and telephone number of the Partnership is set forth above in Item 1 of this Schedule 14D-9.

        Tender Offer.    This Schedule 14D-9 relates to the tender offer by MPF Income Fund 21, LLC; MP Value Fund 6, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6A, LLC; MP Value Fund 6, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF Dewaay Premier Fund, LLC; MPF Dewaay Fund 2, LLC; MPF Dewaay Fund 3, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; Accelerated High Yield Institutional Fund I, Ltd., L.P.; MPF-NY 2005, LLC; MacKenzie Patterson Fuller, Inc.; and C.E. Patterson (collectively the "Offerors") to purchase up to 8,000 Units at a purchase price of $320 per Unit, subject to the terms and conditions set forth in the Offer to Purchase dated February 23, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, constitute the "Offer") included as exhibits to a Schedule TO, as amended, filed by the Offerors with the Securities and Exchange Commission ("SEC") on February 23, 2005 (the "Schedule TO"). The Schedule TO states that the business address of the Offerors is c/o MacKenzie Patterson Fuller, Inc., 1640 School Street, Moraga, California 94556.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        To the best knowledge of the Partnership, the Partnership is unaware of any agreement, arrangement or understanding or any actual or potential conflict of interest between the Partnership or any of its affiliates and the Offerors, their executive officers, directors or affiliates. The following describes the nature of any agreement, arrangement or understanding and any actual or potential conflict of interest between the Partnership and any of its affiliates, including the executive officers, directors and affiliates of IREIC:

Resolution of Conflicting Opportunities

        IREIC and its affiliates have sponsored and may in the future sponsor both publicly and privately offered real estate partnerships that may have investment objectives identical or very similar to those of the Partnership. IREIC and its affiliates could, therefore, be subject to conflicts of interest between the Partnership and other programs in connection with the acquisition of land parcels. To the extent possible, the resolution of conflicting investment opportunities between the Partnership and other investment entities advised or managed by IREIC will, as a general rule, be resolved by giving priority to the partnership or entity having uninvested funds for the longest period of time. Other factors that may be considered in connection with the decisions as to the suitability of the property for investment include: (i) the effect of the acquisition on the diversification of each entity's portfolio; (ii) the amount of funds available for investment; (iii) cash flow; and (iv) the estimated income tax effects of the purchase and subsequent disposition.

        The Partnership believes that the aforementioned factors, together with the obligation of IREIC and its affiliates to present to the Partnership any investment opportunity that could be suitable for the Partnership, will help to lessen the competition or conflicts with respect to the purchase of properties by other partnerships and the Partnership.

IREIC's Recommendations—Conflicts of Interest Regarding Receipt of Fees and Commissions

        IREIC or its affiliates receive, directly or indirectly, acquisition fees from the Partnership for services and advice in connection with the identification, selection, evaluation, investigation, negotiation and acquisition of the Partnership's investments in real property. At a minimum, all arrangements with IREIC and its affiliates must satisfy the following criteria: (i) the compensation, price or fee is comparable and competitive with the compensation, price or fee of any other person who is rendering comparable services or selling or leasing comparable goods that could reasonably be made available to the Partnership, is on competitive terms and is paid in compliance with the foregoing; (ii) the fees and other terms of the contract are fully disclosed; (iii) IREIC or its affiliates previously have been engaged in the business of rendering such services or selling or leasing such goods, independently of the Partnership and as an ordinary and ongoing business; and (iv) all services or goods for which IREIC or its affiliates will be compensated are embodied in a written contract that precisely describes the services to be rendered and all compensation to be paid, which contract may be modified only by a vote of the majority of the limited partners of the Partnership. All contracts generally contain a clause allowing termination without penalty on sixty (60) days notice. No affiliate of IREIC, however, is given an exclusive right to receive a real estate brokerage commission in connection with the sale of any of the Partnership's properties.

        Also, IREIC has certain varying interests in net sale proceeds and profits and losses of the Partnership that could be affected by IREIC's decisions with respect to the timing of the sale of land parcels or subdivisions thereof, the establishment and maintenance of reasonable reserves, the timing of expenditures and other matters. Additionally, IREIC has discretion with respect to decisions relating to these transactions and, therefore, IREIC may have a conflict of interest with respect to these determinations.

        IREIC and its affiliates are reimbursed for certain expenses paid by them with respect to the operation of the Partnership. The amount of any reimbursement, however, may not exceed the aggregate amount of the expense paid. Because reimbursements relate to costs over which IREIC may exercise control, IREIC may be subject to a conflict of interest with respect to its decision to incur these expenses.

        To minimize the potential for conflicts of interest, IREIC operates the Partnership with a view toward maximizing the profits to be made by the Partnership. Each material decision made by IREIC and its affiliates is made in a manner consistent with the general fiduciary obligations owed to the Partnership and the limited partner by IREIC and its affiliates.

Competition for Management Services

        IREIC receives an asset management fee to compensate it for overseeing the leasing of the Partnership's land and determining the optimum time for disposition of the Partnership's land. IREIC and its affiliates also provide management services to persons other than the Partnership (including five public and over 260 private real estate partnerships). Accordingly, the Partnership may compete with these entities for the management services provided by IREIC and its affiliates. However, IREIC believes that it has adequate staff to provide management services to all of its customers, including the Partnership.

Tax Conflicts

        Situations may arise in which IREIC as tax matters partner of the Partnership may be required to act on behalf of the Partnership in administrative and judicial proceedings involving the Internal Revenue Service or other regulatory or enforcement authorities. Such proceedings may involve or affect other partnerships for which IREIC or one of its affiliates acts as general partner. In these situations, the positions taken by IREIC may have differing effects on the Partnership and on these other partnerships. Any decisions made by IREIC with respect to such matters will be made in good faith consistent with IREIC's fiduciary duties both to the Partnership and the limited partners and to any other partnership for which it or an affiliate may be acting as a general partner.

Adjacent Properties

        The Partnership may purchase any property adjacent to those held by affiliates. Properties held by affiliated partnerships or other entities may be enhanced by any nearby properties owned by the Partnership. It is possible that these affiliates with compete with the Partnership for prospective tenants. In addition, affiliates of IREIC may purchase properties adjacent to those owned by the Partnership, the value of which properties may be enhanced by any environmental due diligence, rezoning and other similar activities conducted by the Partnership. However, should affiliates of IREIC purchase property adjacent to that owned by the Partnership and the Partnership subsequently conducts environmental due diligence, rezoning, pre-development or similar activities that enhances the value of the adjacent property, the affiliate of IREIC generally will reimburse, on an annual basis, the Partnership for the Partnership's cost of having conducted these activities.

Conflicts Regarding Legal Services

        Shefsky & Froelich Ltd. acts as counsel to IREIC and the Partnership and has rendered legal services with respect to Partnership matters. Shefsky & Froelich Ltd. may in the future act as counsel to IREIC and its affiliates and other partnerships sponsored by IREIC and its affiliates. Should a dispute arise involving the Partnership and any other partnerships sponsored by IREIC and its affiliates, IREIC will cause the Partnership to retain separate legal counsel.

Item 4.    The Solicitation or Recommendation.

        Solicitation or recommendation.    IREIC, as the general partner of the Partnership, recommends that all holders of Units reject the Offer and not tender their Units pursuant to the Offer.

        Reasons.    In making the recommendation set forth in the preceding paragraph, IREIC considered a number of factors. First, the Offer price will be reduced by the amount of distributions declared or paid by the Partnership between February 23, 2005 and March 25, 2005. IREIC noted that the Partnership intends to pay a $7 million cash distribution, which equates to approximately $216 per Unit, on or about March 9, 2005. Thus, the actual Offer price is approximately $104 per Unit. Second, IREIC believes that the Partnership's remaining net assets have a value greater than approximately $104 per Unit. Specifically, IREIC noted that the Partnership has sales contracts pending on 367 acres of the remaining 438 acres of land. Provided contingencies are met and the buyers perform, the Partnership expects that these closings will take place later in 2005, which should allow the Partnership to make additional distributions to the holders of Units. The aggregate amount of these distributions should be greater than $104 per Unit if the Partnership receives the cash proceeds expected from the sale of these 367 acres.

        Intent to tender.    After reasonable inquiry and to the best knowledge of the Partnership, neither IREIC nor any of its officers, directors or affiliates intends to sell or tender Units owned by them pursuant to the Offer.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Neither the Partnership nor any person acting on its behalf has directly or indirectly employed, retained or compensated, or currently intends to directly or indirectly employ, retain or compensate, any person to make solicitations or recommendations to the holders of Units on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        During the past sixty (60) days, no transactions with respect to the Units have been effected by the Partnership, IREIC or its executive officers, directors and affiliates.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        The Partnership is not engaged in or undertaking any negotiations in response to the Offer. The Partnership intends to pay a distribution of cash equal to approximately $216 per Unit to holders of record on or about March 9, 2005.

Item 8.    Additional Information.

        Exhibits.    The Exhibits to this Schedule 14D-9 referenced in Item 9 hereto are incorporated in their entirety by reference into this Item 8 disclosure.

        Forward-Looking Statements.    Certain statements in this Schedule 14D-9 constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical, including statements regarding management's intentions, beliefs, expectations, representations, plans or predictions of the future and are typically identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "may," "will," "should" and "could." These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Partnership's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among other things, the ability to obtain annexation and zoning approvals required to develop the Partnership's properties; the approval of local governing bodies to develop the Partnership's properties; successful lobbying of local "no growth" or limited development homeowner groups; adverse changes in real estate, financing and general economic or local conditions; eminent domain proceedings; changes in the environmental conditions or changes in the environmental positions of governmental bodies; and potential conflicts of interest between the Partnership and its affiliates, including IREIC. The Partnership disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Item 9.    Exhibits.

Exhibit	Description

(a)(1)	Letter to holders of Units of the Partnership, dated March 7, 2005*
(e)	None
(g)	None

*
Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Units of the Partnership.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2005

INLAND CAPITAL FUND, L.P.
By:	INLAND REAL ESTATE INVESTMENT CORPORATION
Its:	General Partner

By:	/s/ BRENDA G. GUJRAL
Name:	Brenda G. Gujral
Title:	President

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  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE